Filed by Digital Realty Trust, Inc. (SEC File No.: 001-32336)

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: DuPont Fabros Technology, Inc.

Commission File No. 001-33748

Dear DFT Team:

I am excited to write to you today following our announcement that Digital Realty and DuPont Fabros Technology have entered into an agreement to combine our two companies. On behalf of the entire Digital Realty team, we are honored and eager to join together and create a global leader in data center solutions.

DFT and Digital’s product offerings, customer rosters and respective geographic footprints complement each other well and provide many opportunities to grow our combined business over the coming years. Digital Realty operates 145 properties in 33 metropolitan areas across 12 countries. We currently serve over 2,300 customers and offer them a full suite of data center solutions, including colocation, interconnection and scale. We pride ourselves on combining our real estate and technology expertise to provide our customers the foundation they need to manage and grow their businesses.

Over the last few weeks, I have gotten to know Chris and his leadership team well and I have become increasingly impressed with the company’s premier offerings and excellent customer relations. DFT has truly distinguished itself in the industry through its top-tier, strategically located portfolio as well as its world-class customer base of blue-chip companies. As a combined company, we will be better able to meet the growing needs of enterprise-level customers around the globe amid the rapid, ongoing shift to third-party cloud providers.

I look forward to meeting each of you and sharing more about Digital Realty’s vision for our combined company. There is no set date to close the transaction, but we anticipate doing so by the end of the year. Until then, it is business as usual at DFT and Digital Realty, and we will continue to operate as fully independent companies. We are very proud to join forces with DFT after the closing and offer our combined customers the most comprehensive and premier global data center solutions available.

Sincerely,

Bill Stein

Additional Information and Where You Can Find It:

Digital Realty and DuPont Fabros each intend to file a proxy statement/prospectus in connection with the merger. Investors are urged to read carefully the applicable proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by Digital Realty or DuPont Fabros with the SEC through the web site maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by Digital Realty by going to Digital Realty’s corporate website at www.digitalrealty.com or by directing a written request to: Digital Realty Trust, Inc., Four Embarcadero Center, Suite 3200, San Francisco, CA 94111, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by DuPont Fabros by going to DuPont Fabros’s corporate website at www.dft.com or by directing a written request to: DuPont Fabros Technology, Inc., 401 9th St. NW, Suite 600, Washington, DC 20004, Attention: Investor Relations. Investors are urged to read the applicable proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

Digital Realty and its directors and executive officers and DuPont Fabros and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of Digital Realty and DuPont Fabros in connection with the merger. Information regarding the interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of Digital Realty common stock is also set forth in the Definitive Proxy Statement for Digital Realty’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of DuPont Fabros common stock is set forth in the Definitive Proxy Statement for DuPont Fabros’ 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Note Regarding Forward-Looking Statements:

This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the merger between Digital Realty and DuPont Fabros; anticipated synergies and cost efficiencies of the merger; expectations regarding the financial performance, capitalization, resources and ownership structure of the combined organization; Digital Realty’s continued listing on NYSE after the merger; the timing and nature of any financing in connection with or after the merger; the nature, strategy and focus of the combined organization; the executive and board structure of the combined organization; and expectations regarding voting by Digital Realty or DuPont Fabros stockholders. Digital Realty and/or DuPont Fabros may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements contained herein and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements, including the risks described in the “Risk Factors” section of Digital Realty’s and DuPont Fabros’ periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Digital Realty or DuPont Fabros may enter into or make. Neither Digital Realty nor DuPont Fabros assumes any obligation to update any forward-looking statements, except as required by law.